UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File No. 1-4797

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ITW Savings and Investment Plan
Plan Number 003

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Illinois Tool Works Inc.
155 Harlem Ave.
Glenview, Illinois 60025
Telephone 847-724-7500

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
ITW Savings and Investment Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of ITW Savings and Investment Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The schedule of assets (held at end of year) as of December 31, 2025 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Grant Thornton LLP
We have served as the Plan's auditor since 2002.

Atlanta, Georgia
June 11, 2026

ITW Savings and Investment Plan

Financial Statements and Schedule
as of December 31, 2025 and 2024

Employer Identification Number 36-1258310
Plan Number 003

ITW SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2025 and 2024
Employer Identification Number 36-1258310, Plan Number 003

	2025	2024
ASSETS:
Receivables:
Company contributions	$1,735,389	$1,759,128
Notes receivable from participants	64,738,751	60,866,954
Total receivables	66,474,140	62,626,082

Plan's interest in Master Trust:
Investments at fair value (Note 5)	3,736,594,330	3,493,214,139
Investments at contract value (Note 3)	620,612,635	638,023,845
Total Plan's interest in Master Trust (Note 4)	4,357,206,965	4,131,237,984

Total assets	4,423,681,105	4,193,864,066

LIABILITIES:
Administrative expenses payable	309,649	631,291

NET ASSETS AVAILABLE FOR BENEFITS	$4,423,371,456	$4,193,232,775

The accompanying notes to financial statements
are an integral part of these statements.

ITW SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year-Ended December 31, 2025
Employer Identification Number 36-1258310, Plan Number 003

INCREASES (DECREASES):	Year-ended December 31, 2025
Contributions:
Company	$101,626,458
Participant	133,255,574
Rollovers	18,690,284
Total contributions	253,572,316

Change in Plan's interest in Master Trust	499,737,421

Interest income on notes receivable from participants	4,384,745

Benefits paid to participants	(525,467,306)

Administrative expenses	(2,092,917)

Net increase before net transfers from other plan	230,134,259

Transfers from other plan (Note 10)	4,422

Net increase	230,138,681

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,193,232,775
End of year	$4,423,371,456

The accompanying notes to financial statements
are an integral part of this statement.

ITW SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

Employer Identification Number 36-1258310, Plan Number 003

1.    DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the ITW Savings and Investment Plan (the "Plan"). Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan in which employees of participating business units of Illinois Tool Works Inc. and its wholly owned subsidiaries (the "Company") in the United States are eligible to participate as soon as administratively feasible upon hire. Established on November 16, 1967, and as subsequently amended, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.
The investment assets of the Plan are held in the Illinois Tool Works Inc. Master Pension Trust (the "Master Trust") at The Northern Trust Company (the "Trustee"). The Trustee also serves as an investment advisor of The Northern Trust Company funds. Empower Retirement, LLC (the "Recordkeeper") serves as recordkeeper.
Participant and Company Contributions

Participants may contribute amounts from a minimum of 1% to a maximum of 50% of eligible compensation to their pre-tax accounts or Roth accounts. In addition, participants may contribute amounts from a minimum of 1% to a maximum of 10% of eligible compensation to their after-tax accounts. The combined pre-tax and after-tax contributions cannot exceed 50% of eligible compensation and are subject to an annual maximum amount. Participants may change their contribution percentages each payroll period.

Participants who are at least age 50 during the Plan year may be eligible to contribute an additional amount to the Plan. This additional amount, known as a "catch–up" contribution, is subject to an annual maximum amount.

Participants may enroll in the Plan and begin contributions to their pre-tax, Roth and after-tax accounts as soon as administratively feasible after being hired. Employees will be automatically enrolled in the Plan unless participation is declined. During the plan year, automatically-enrolled participants were enrolled at a 6% pre-tax contribution rate, which will escalate each year by 1% until a rate of 10% is reached, unless a participant elects otherwise.

The Company provides for a matching contribution based on each participant's contribution rate and eligible Plan compensation. The Plan provides for a Company matching contribution immediately upon the start of participant contributions.

The Plan also provides for an additional contribution ("Company Basic Contribution") to certain eligible participants. Eligible participants include all employees hired on or after January 1, 2007 and all employees of certain business units participating on or after such date ("Group II") as designated by the ITW Employee Benefits Steering Committee ("EBSC"). Employees of certain other business units participating on or after the above date, as designated by the EBSC, and all Plan participants as of December 31, 2006 ("Group I") are not eligible for the Company Basic Contribution.

The Company matching contribution for each group is as follows:

Group I - Dollar-for-dollar match on the first 1% and 50¢ per $1 on the next 5% of eligible compensation contributed.

Group II - Dollar-for-dollar match on the first 3% and 50¢ per $1 on the next 3% of eligible compensation contributed.

The Group II Company Basic Contribution formula is based on age and years of service. Eligible Group II participants must be age 21 or older to receive this contribution.

Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participants' Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions, Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Funds

The Plan offers a mix of Core Investment Funds and Target Retirement Funds with different strategies, objectives and risk/reward potentials. Participants may select any combination of funds and may change funds at any time, subject to certain restrictions on transfers between funds.

Vesting

Participants' interest in their employee and Company matching contribution accounts are fully vested at all times. Eligible Group II participants' interests in their Company Basic Contribution accounts become fully vested after three years of service.

Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their account. Loans bear a reasonable rate of interest based on prevailing market rates, are secured by a portion of the participant's account and are repayable over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds; the participant's account is credited with the interest payments made pursuant to the loan agreements. Principal and interest are paid ratably through payroll deductions. A participant can have up to two outstanding loans at any time.

Benefits

Upon termination of employment or death of a participant, a participant or their beneficiary may receive a lump-sum payment of their account balance. Additional optional payment forms are available at the election of the participant, in accordance with the Plan document.

Forfeitures

Forfeitures, primarily representing the unvested portion of Company Basic Contributions amounting to approximately $897,000 and $968,000 as of December 31, 2025 and 2024, respectively, will be used to reduce future Company contributions pursuant to the terms of the Plan. In 2025, Company contributions were reduced by approximately $3,700,000 from forfeited and non-vested accounts.

2.    SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan were prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments (other than the fully benefit-responsive investment contracts) are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a description of the valuation methodologies used for assets measured at fair value.

Fully benefit-responsive investment contracts are reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit- responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. See Note 3 for a description of the valuation methodologies used for assets measured at contract value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' accounts and amounts reported in the Statements of Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Contributions

Participant contributions are allocated to participant accounts when the Company remits payroll deductions from eligible Plan participants. Participant and employer contributions are recorded in the year in which participant contributions are withheld from compensation.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative expenses of the Plan may be paid from Plan assets to the extent permissible by the Plan document. Expenses are identified as either specific or common fees. Specific fees, if any, are charged entirely to the Plan. Common fees are prorated to the Plan based on the Plan assets in relation to Master Trust assets.

Net Appreciation (Loss)

Net appreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The Plan's unrealized net appreciation and realized gains and losses are included in the change in Plan's interest in Master Trust.

3.    INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan's investments in the Master Trust include fully benefit-responsive investment contracts in the Stable Asset Fund. The accounts for these contracts are credited with contributions and earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Through the Stable Asset Fund, the Plan holds both traditional and synthetic investment contracts.

The traditional investment contracts held by the Plan are guaranteed investment contracts. The contract issuers, which are all insurance companies, are contractually obligated to repay the principal and interest at specified interest rates that are guaranteed to the Plan. The traditional investment contracts provide a fixed crediting rate for the duration of the contract.

The synthetic investment contracts held by the Plan include wrap contracts with insurance companies. The Plan owns the underlying investments of these contracts and the wrap contract issuers guarantee that the crediting rate will not fall below zero percent. The synthetic investment contracts provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments at the time of computation.

Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

Certain events, such as Plan termination, may limit the ability of the Plan to transact at contract value with the issuer. The Company does not believe that the occurrence of any such event is probable.

4.    MASTER TRUST

Through the Master Trust agreement, an investment account was initially established to accommodate the investment assets of the Plan and other Company sponsored retirement plans. Within the Master Trust, the investment assets of the Plan reside in the ITW Defined Contribution Plans' Investment Account (the "DC Investment Account"). Plan investments and investment income reported in the Plan's financial statements represent the Plan's interest in the Master Trust's net assets and investment income and expenses.

Each participating plan's interest in the Master Trust is based on the aggregate account balances of the participants in the respective participating plan. The Master Trust specifically identifies contributions, benefit payments, and plan-specific expenses attributable to each participating plan. Investment gains (losses) are allocated to each participating plan in the Master Trust on a daily basis based on each plan's divided interest in the Master Trust.

The net assets in the DC Investment Account and the Plan's interest in the Master Trust account as of December 31, 2025 and 2024 were as follows:

	2025	2025	2024	2024
	Total Master Trust	Plan's Interest in Master Trust	Total Master Trust	Plan's Interest in Master Trust
Investments at fair value:
Collective trust funds	$3,032,320,108	$3,018,538,766	$2,724,283,304	$2,712,456,790
Mutual funds	281,035,694	279,121,750	259,244,383	257,539,180
Company common stock fund	440,185,389	438,933,814	524,527,064	523,218,169
Total investments at fair value	3,753,541,191	3,736,594,330	3,508,054,751	3,493,214,139

Investments at contract value:
Guaranteed investment contracts	140,682,164	139,731,763	177,804,916	176,635,748
Synthetic investment contracts	484,151,641	480,880,872	464,442,068	461,388,097
Total investments at contract value	624,833,805	620,612,635	642,246,984	638,023,845

DC Investment Account Net Assets	$4,378,374,996	$4,357,206,965	$4,150,301,735	$4,131,237,984

For the year ended December 31, 2025, the net gain on investments in the DC Investment Account is as follows:

Year-Ended December 31, 2025
Interest and dividends	$54,517,954
Net appreciation in fair value of investments	448,416,129
Investment management fees	(894,790)
Net investment gain	$502,039,293

5.    FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The valuation inputs for the three levels of the fair value hierarchy under ASC 820 are described below:

Level 1    Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2    Other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability; and
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3    Unobservable inputs for the asset or liability.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

Mutual funds are traded in active markets and are valued based on quoted net asset value of shares.

Collective trust funds are valued using the net asset value provided by the fund trustee based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding. The net asset value, as provided by the trustee, is used as a practical expedient to estimate fair value.

Company common stock fund is valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the DC Investment Account's assets at fair value as of December 31, 2025 and 2024:

	Assets at Fair Value as of December 31, 2025
	Total	Level 1	Level 2	Level 3
DC Investment Account
Mutual funds	$281,035,694	$281,035,694	$—	$—
Collective trust funds (a)	3,032,320,108
Company common stock fund	440,185,389	440,185,389	—	—
Total investments at fair value	$3,753,541,191	$721,221,083	$—	$—

	Assets at Fair Value as of December 31, 2024
	Total	Level 1	Level 2	Level 3
DC Investment Account
Mutual funds	$259,244,383	$259,244,383	$—	$—
Collective trust funds (a)	2,724,283,304
Company common stock fund	524,527,064	524,527,064	—	—
Total investments at fair value	$3,508,054,751	$783,771,447	$—	$—

(a)     These funds allow for daily liquidation with no additional notice required for redemption or unfunded commitments. These investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Master Trust disclosure.

6.    ADMINISTRATION

The Master Trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers.

7.    RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Through the Master Trust, certain Plan investments are shares of collective trust funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Recordkeeper was paid administrative fees by the Plan in the Plan year. As defined by ERISA, any person or organization which provides these services to the Plan qualifies as a party-in-interest. The Company is also a party-in-interest according to Section 3(14) of ERISA because the Company Common Stock Fund is a Plan investment option. Company stock dividends are paid to the Plan. In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

8.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Company contributions' portion of their accounts.

9.    TAX STATUS

The Plan obtained its latest determination letter on April 13, 2017, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, were designed in accordance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since the latest determination letter; however, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC in all material respects. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

10.    TRANSFERS FROM OTHER PLAN

Assets were transferred from the following plan during the year ended December 31, 2025:

Plan Name	Transfer Date	Assets Transferred from Other Plan
ITW Bargaining Savings and Investment Plan ("BSIP")	Various	$4,422

Assets transferred from the BSIP represent transfers of individual participant account balances due to changes in job classification.

11.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for benefits per the financial statements to net assets per the Form 5500:

	2025	2024
Net assets available for benefits per the financial statements	$4,423,371,456	$4,193,232,775
Amounts allocated to withdrawing participants	(1,818,607)	(1,991,172)
Net assets per the Form 5500	$4,421,552,849	$4,191,241,603

The following reconciles benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2025:

Benefits paid to participants per the financial statements	$525,467,306
Amounts allocated to withdrawing participants at:
December 31, 2025	1,818,607
December 31, 2024	(1,991,172)
Benefits paid to participants per the Form 5500	$525,294,741

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2025 and 2024, but not yet paid as of that date.

12.    SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2025 through the date these financial statements were issued. There are no subsequent events that require recognition or additional disclosure in these financial statements.

ITW SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2025

Employer Identification Number 36-1258310, Plan Number 003

(b) Identity of Issuer/ (c) Description of Investments	(e) Current Value
*Notes receivable from participants**	$64,738,751

*Party-in-interest
**Interest rates on loans to participants with balances outstanding at December 31, 2025, lowest 3.25% to highest 8.50% maturing 2026 to 2030

EXHIBIT INDEX

The following exhibit is filed as part of this annual report:

Exhibit

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ITW SAVINGS AND INVESTMENT PLAN

ILLINOIS TOOL WORKS INC.

Dated: June 11, 2026	By: /s/ Robert Ries
Robert Ries
Senior Director Benefits & HR Operations